Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180356

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 16 DATED NOVEMBER 5, 2014
TO THE PROSPECTUS DATED APRIL 4, 2014

This document supplements, and should be read in conjunction with, our prospectus dated April 4, 2014, as supplemented by Supplement No. 13 dated October 3, 2014 and Supplement No. 15 dated November 4, 2014. Terms not otherwise defined herein have the same meanings as set forth in our prospectus. The purpose of this supplement is to disclose:

•	an update regarding our relationship with RCS Capital Corporation; and

•	an update to our risk factors.

Update Regarding our Relationship with RCS Capital Corporation

The following information should be read in conjunction with, and supplements as appropriate, the disclosure contained in our prospectus regarding our sponsor and advisor and the investment committees of our advisor, our board of directors, the dealer manager, the wholesaler and the sub-advisor.

Our Sponsor and Advisor

RREEF America is our sponsor and our advisor. Pursuant to the advisory agreement, RREEF America manages all of our day-to-day operations, including, subject to oversight by our board of directors, sourcing our investment opportunities and making decisions related to the acquisition, management and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations. RREEF America is 100% indirectly owned and controlled by Deutsche Bank A.G., or Deutsche Bank. RREEF America, together with its affiliates in Europe and Asia, comprise the global real estate investment business (formerly RREEF Real Estate) of Deutsche Asset & Wealth Management, a division of Deutsche Bank. As part of the Alternatives and Real Assets platform, Deutsche Asset & Wealth Management’s real estate investment business, or DeAWM-Real Estate, is one of the largest real estate investment managers globally with more than 450 professionals and staff located in 22 cities worldwide and approximately $47.0 billion in assets under management as of December 31, 2013. Deutsche Bank is unaffiliated with RCS Capital Corporation, or RCS, the parent company of the dealer manager, wholesaler and sub-advisor, and any affiliates of RCS. Neither RCS nor any of its affiliates have any control over the management of RREEF America and none of the officers or key employees of RREEF America serve as officers or directors of RCS or its affiliates.

Our Investment Committees of the Advisor

Our advisor utilizes the internal committees described below to oversee the implementation of our investment strategy. Many of the investment committee members are not officers or directors of our company and therefore have no policy-making authority for our business.

Americas Investment Committee

Our advisor utilizes the Americas Investment Committee to govern multiple aspects of our portfolio. The committee monitors our strategy for portfolio allocations among real properties, real estate equity securities and real estate loans consistent with the target allocations approved by our board of directors. The committee is also responsible for (1) monitoring liquidity for compliance with our investment guidelines, (2) reviewing our investment guidelines that will be implemented by our advisor and (3) developing, monitoring and implementing financing strategies and material capital expenditures. The Americas Investment Committee monitors our investment strategy and portfolio performance and provides guidance to real estate professionals in order to assist them with meeting our investment objectives. In addition, the Americas Investment Committee evaluates direct investment opportunities in real properties for our portfolio and monitors individual investment exit strategies with respect to our real properties. The committee reviews and approves each potential real property investment before our advisor considers the opportunity for our portfolio. The Americas Investment Committee also screens and approves investments in real estate loans, including the origination or purchase of debt instruments and the disposition, financing, re-financing, workout or material modification or restructuring of such investments. The members of the Americas Investment Committee are all employees of Deustche Bank. No member of our Americas Investment Committee is a director, executive officer or employee of RCS, the dealer manager, the wholesaler, the sub advisor or any of their affiliates.

Americas Stock Selection and Portfolio Construction Committee

Our advisor utilizes the Americas Stock Selection and Portfolio Construction Committee to review and determine the appropriate stock selections and portfolio weightings for our real estate equity securities investments. The members of the Americas Stock Selection and Portfolio Construction Committee are all employees of Deutsche Bank. No member of our Americas Stock Selection and Portfolio Construction Committee is a director, executive officer or employee of RCS, the dealer manager, the wholesaler, the sub advisor or any of their affiliates.

Our Board of Directors

We operate under the direction of our board of directors, a majority of which are independent of us of us, RREEF America and its affiliates. No member of our board of directors also serves as a director or executive officer of RCS, the dealer manager, the wholesaler, the sub advisor or any of their affiliates.

The Dealer Manager

SC Distributors, LLC, or the dealer manager, is a wholly-owned subsidiary of RCS. The dealer manager coordinates the distribution of the shares of our common stock on a best efforts basis, manages our relationships with participating broker dealers and provides assistance in connection with compliance matters relating to marketing the offering. The dealer manager provides only the foregoing distribution-related services to us on a contractual basis pursuant to the dealer manager agreement and exercises no control or influence over our investment, asset management or accounting functions or any other aspect of our management or operations. For the avoidance of doubt, the dealer manager owns no equity interests in our advisor.

The Wholesaler

Realty Capital Securities, LLC, or the wholesaler, is a wholly-owned subsidiary of RCS. The wholesaler acts as the dealer manager’s distribution agent to assist the dealer manager with the distribution of our shares in our offering. Specifically, the wholesaler (1) administers the process of obtaining due diligence and approval of the offering for participating broker-dealers; (2) provides training and education regarding us and our offering to participating broker-dealers; and (3) provides marketing, sales and other support to participating broker-dealers. Nothing in the wholesaling agreement contravenes the dealer manager’s appointment as our exclusive agent and dealer manager for our offering pursuant to the dealer manager agreement, or implies that the dealer manager does not have sole discretion to accept or reject any subscription of our shares in whole or in part. The wholesaler provides only the foregoing distribution-related services to us on a contractual basis pursuant to the wholesaling agreement and exercises no control or influence over our investment, asset management or accounting functions or any other aspect of our management or operations. For the avoidance of doubt, the wholesaler owns no equity interests in our advisor.

The Sub-Advisor

Strategic Capital Advisory Services, LLC, or the sub-advisor, is a wholly-owned subsidiary of RCS. Pursuant to a sub-advisory agreement with our advisor, the sub-advisor provides our advisor with administrative services relating to communications with our stockholders, public relations services, marketing services, technology support and various operational services, including supervising the performance of our transfer and escrow agents and assisting in the administration of our distribution reinvestment program and our redemption plan. The sub-advisor provides only the foregoing advisory services to our advisor on a contractual basis and exercises no control or influence over our investment, asset management or accounting functions or any other aspect of our management or operations. For the avoidance of doubt, the sub-advisor owns no equity interests in our advisor.

Update to our Risk Factors

The following risk factor should be read in conjunction with, and supplements as appropriate, the disclosure contained in the section of our prospectus titled “Risk Factors-Risks Related to an Investment in Our Shares.”

Recent disclosures made by American Realty Capital Properties, Inc., or ARCP, a publicly-traded real estate investment trust, regarding alleged accounting errors made by ARCP employees have led RCS to terminate RCS’s pending acquisition of Cole Capital from ARCP. Potential liability stemming from RCS’s dispute with ARCP and the suspension of the distribution of our shares in our ongoing public offering by broker-dealers may cause us to be unable to raise sufficient capital to enable us to meet our investment objectives, and as a result your investment in us may suffer adverse consequences.

On September 30, 2014, RCS and ARC Properties Operating Partnership, L.P., or ARCP OP, the operating partnership of ARCP, entered into a definitive equity purchase agreement, or the Purchase Agreement, pursuant to which ARCP OP would sell to RCS all of the outstanding equity interests held by ARCP OP in each of Cole Capital Advisors, Inc., an Arizona corporation, and Cole Capital Partners, LLC, an Arizona limited liability company, which we collectively refer to as Cole Capital, for an aggregate base purchase price of $700 million.

On October 29, 2014, ARCP announced that it was restating its earnings after discovering that several employees “intentionally made” accounting mistakes that caused ACRP to understate net losses during the first half of 2014. These alleged accounting errors have resulted in the resignations of both ARCP’s former chief financial officer and ARCP’s former chief accounting officer. The SEC, as well as the Federal Bureau of Investigation, have announced that they have each opened criminal investigations into ARCP’s accounting practices, in conjunction with an investigation by the U.S. Attorney’s Office for the Southern District of New York.

On November 3, 2014, following ARCP’s disclosure regarding the alleged accounting errors, RCS announced that it was terminating the Purchase Agreement. In a written statement following RCS’s announcement of the termination of the Purchase Agreement, ARCP asserted that there was no basis for RCS to terminate the Purchase Agreement and that any attempt to terminate the Purchase Agreement would in ARCP’s opinion constitute a breach of the Purchase Agreement. While it is unclear what steps ARCP will take to enforce the terms of the Purchase Agreement, ARCP may institute legal actions against RCS based upon RCS’s alleged breach of the Purchase Agreement. Such legal actions may seek to recover significant damages from RCS or seek to force RCS to comply with the terms of the Purchase Agreement and complete the acquisition of Cole Capital. The success of this offering and our ability to implement our business strategy is dependent upon the ability of the dealer manager to retain key employees and to operate and maintain a network of licensed securities broker-dealers and other agents. If legal actions brought by ARCP against RCS, the parent of the dealer manager and wholesaler, have an adverse impact upon the financial condition of RCS, and as a consequence upon the financial condition of the dealer manager and wholesaler, it could adversely affect our ability to raise adequate proceeds through this offering and implement our investment strategy.

As a result of ARCP’s announcements regarding the alleged accounting errors, a number of broker-dealer firms that had been participating in the distribution of public offerings of public, non-listed REITs sponsored by affiliates of ARCP and RCS have temporarily suspended their participation in the distribution of those offerings, and additional broker-dealers may do so in the future. Because RCS is affiliated with the dealer manager, a number of broker-dealers that had been participating in the distribution of our public offering have temporarily suspended their participation in our offering, and additional broker-dealers may do so in the future. To the extent that broker-dealers have and continue to determine to suspend participation in our offering, we may be unable to raise sufficient capital to meet our investment objectives and achieve a diversified portfolio. If this occurs, our ability to generate current income to you in the form of consistent distributions, as well as our ability to generate long-term capital appreciation, may be severely constrained, and as a result your investment in us may suffer adverse consequences. To the extent broker-dealers have and continue to determine to suspend participation in our offering, we will not be able to predict the length of time that any such suspensions will continue, or whether participating dealer firms which ultimately reinstate their participation will resume sales at prior levels, if at all.